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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. )*

                           Pogo Producing Company
                           ----------------------
                              (Name of Issuer)

                               Common Shares
                               -------------
                       (Title of Class of Securities)

                                 730448107
                                 ---------
                               (CUSIP Number)

                        Third Avenue Management LLC
                            Attn: W. James Hall
                        622 Third Avenue, 32nd Floor
                             New York, NY 10017
                               (212) 888-2290
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              January 24, 2007
                              ----------------
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

-------------------------------------------------------------------------------
CUSIP No. 730448107
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1          NAMES OF REPORTING PERSONS:
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                     Third Avenue Management LLC (01-0690900)
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS):                            (a) |_|    (b) |_|
-------------------------------------------------------------------------------
   3          SEC USE ONLY:
-------------------------------------------------------------------------------
              SOURCE OF FUNDS (SEE INSTRUCTIONS):
   4
                     WC
-------------------------------------------------------------------------------
   5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e):                               |_|
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION:

                     Delaware
-------------------------------------------------------------------------------
              7          SOLE VOTING POWER:
   NUMBER OF
   SHARES                   3,609,309 shares
              -----------------------------------------------------------------
              8          SHARED VOTING POWER:
   BENEFI-
   CIALLY                   0
              -----------------------------------------------------------------
              9          SOLE DISPOSITIVE POWER:
   OWNED BY
   EACH                     0
              -----------------------------------------------------------------
   REPORTING
   PERSON                   0
   WITH
-------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                          3,609,309 shares

-------------------------------------------------------------------------------

   12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              SHARES CERTAIN (SEE INSTRUCTIONS):                           |_|

-------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                          6.2%

-------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                          IA

-------------------------------------------------------------------------------

Note: All shares identified above are the Issuer's common shares, and the percentage in Row 13 above relates to such common shares.

Item 1.   Security and Issuer
          -------------------

     This statement on Schedule 13D relates to the shares of common stock, par value $1.00 per share (the "Common Shares"), of Pogo Producing Company, a Delaware corporation (the "Issuer"), with principal executive offices at 2200 Greenway Plaza, Suite 2200, Houston, Texas 77046.

Item 2.   Identity and Background
          -----------------------

     (a)  NAME

     This statement is filed by Third Avenue Management LLC ("TAM"). The executive officers of TAM are:

     o  David Barse: Chief Executive Officer of TAM.

     o  Vincent J. Dugan: Chief Financial Officer of TAM.

     o  W. James Hall: General Counsel and Secretary of TAM.

     (b)  RESIDENCE

     The address of the principal business and principal office of TAM and its executive officers is 622 Third Avenue, 32nd Floor, New York, NY 10017.

     (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

     The principal business of TAM, a registered investment advisor under
Section 203 of the Investment Advisors Act of 1940, is to invest funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, sub-advised accounts and individually managed separate accounts. The principal occupation of each of its executive officers is to act in the capacity listed above.

     (d)  CRIMINAL CONVICTIONS

     Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  CIVIL PROCEEDINGS

     Neither TAM, nor, to the best of its knowledge, any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP

     TAM is a limited liability company organized under the laws of the State of Delaware. Each of its executive officers is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts. Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

     Advised Funds:

     (i) AEGON/Transamerica Series-Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $18,664,753 to acquire 406,892 Common Shares; (ii) AIC Corporate Fund Inc., a mutual fund corporation for which TAM acts as investment advisor, has expended $18,059,283 to acquire 393,791 Common Shares; (iii) Arlington Global Value Fund, LLC, private fund for which TAM acts as investment advisor, has expended $1,655,163 to acquire 35,004 Common Shares; (iii) LODH Invest US Expertise Fund, an offshore fund for which TAM acts as investment advisor, has expended $527,080 to acquire 12,000 Common Shares; (iv) Met Investors Series Trust of the Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $46,843,014 to acquire 1,054,883 Common Shares; (v) OFI Select-Third Avenue US Equity Fund (SICAV), an offshore fund for which TAM acts as investment advisor, has expended $2,906,306 to acquire 60,607 Common Shares; (vi) Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $64,957,925 to acquire 1,464,105 Common Shares; (vii) Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $2,066,571 to acquire 45,971 Common Shares; (viii) Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has expended $4,944,006 to acquire 112,500 Common Shares;
     (ix) Third Avenue Vision Fund, a private fund for which TAM acts as investment advisor, has expended $173,380 to acquire 3,731 Common Shares; and (x) various separately managed accounts for which TAM acts as investment advisor have expended a total of $887,726 to acquire 19,825 Common Shares. TAM plans to use the available capital of these funds and accounts in any future purchase of Common Shares.

-------------------------------------------------------------------------------

Item 4.   Purpose of Transaction
          ----------------------

     TAM previously acquired, on behalf of certain investment advisory clients of TAM, Common Shares for investment purposes. TAM currently exercises control or direction over 6.2% of the Common Shares. TAM's purchases of Common Shares were made in the ordinary course of business. The Common Shares over which TAM currently exercises control or direction are beneficially owned by certain investment advisory clients of TAM on whose behalf TAM has discretionary investment authority.

     On January 29, 2007, TAM sent a letter to Paul VanWagenen, the Chairman, President and Chief Executive Officer of the Issuer, a copy of which is attached hereto as Exhibit A. In the letter, TAM expressed its dissatisfaction with the results achieved by the Issuer over the last three years. TAM is considering various alternative courses of action with respect to its investment as described in this Item 4.

     TAM intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. From time to time, TAM may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer including, without limitation, (i) to hold the Common Shares as a passive investor or as an active investor (including as a member of a "group" with other beneficial owners of the Issuer's securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, or (iii) to dispose of, or cause to be disposed, any or all of the Common Shares held by it at any time. In connection with its evaluation, TAM may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate its views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of any such discussions, TAM may suggest changes in, or take positions relating to, the strategic direction of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may be related to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including: changes in the composition of the Issuer's board of directors or management, including an increase in the size of the Issuer's board of directors or in the nominees offered to fill any then existing vacancies on such board, changes to the Issuer's certificate of incorporation or bylaws, changes in the Issuer's capitalization or dividend policy, the acquisition or disposition of additional securities of the Issuer and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.

     TAM intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments concerning the Issuer, the Issuer's business and prospects, other investment and business opportunities available to TAM, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in the Issuer or to sell any or all of the securities of the Issuer that it holds.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 3,609,309 Common Shares, constituting approximately 6.2% of the 58,389,247 Common Shares outstanding.

     A.   AEGON/Transamerica Series-Third Avenue Value Portfolio
          ------------------------------------------------------

          (a)   Amount beneficially owned: 406,892 Common Shares.
          (b)   Percent of class: 0.7%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 406,892
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 406,892
                (iv)  Shared power to dispose or direct the disposition: 0

     B.   AIC Corporate Fund Inc.
          -----------------------

          (a)   Amount beneficially owned: 393,791 Common Shares.
          (b)   Percent of class: 0.7%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 393,791
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 393,791
                (iv)  Shared power to dispose or direct the disposition: 0

     C.   Arlington Global Value Fund, LLC
          --------------------------------

          (a)   Amount beneficially owned: 35,004 Common Shares.
          (b)   Percent of class: 0.1%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 35,004
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 35,004
                (iv)  Shared power to dispose or direct the disposition: 0

     D.   LODH Invest US Expertise Fund
          -----------------------------

          (a)   Amount beneficially owned: 12,000  Common Shares.
          (b)   Percent of class: 0.1%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 12,000
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 12,000
                (iv)  Shared power to dispose or direct the disposition: 0

     E.   Met Investors Series Trust of the Third Avenue Small Cap Portfolio
          ------------------------------------------------------------------

          (a)   Amount beneficially owned: 1,054,883 Common Shares.
          (b)   Percent of class: 1.8%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 1,054,883
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 1,054,883
                (iv)  Shared power to dispose or direct the disposition: 0

     F.   OFI Select-Third Avenue US Equity Fund (SICAV)
          ----------------------------------------------

          (a)   Amount beneficially owned: 60,607 Common Shares.
          (b)   Percent of class: 0.1%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 60,607
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 60,607
                (iv)  Shared power to dispose or direct the disposition: 0

     G.   Third Avenue Small Cap Value Fund
          ---------------------------------

          (a)   Amount beneficially owned: 1,464,105 Common Shares.
          (b)   Percent of class: 2.5%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 1,464,105
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 1,464,105
                (iv)  Shared power to dispose or direct the disposition: 0

     H.   Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund
          -------------------------------------------------------------------

          (a)   Amount beneficially owned: 45,971 Common Shares.
          (b)   Percent of class: 0.1%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 45,971
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 45,971
                (iv)  Shared power to dispose or direct the disposition: 0

     I.   Third Avenue Value Portfolio of the Third Avenue Variable Series Trust
          ----------------------------------------------------------------------

          (a)   Amount beneficially owned: 112,500 Common Shares.
          (b)   Percent of class: 0.2%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 112,500
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 112,500
                (iv)  Shared power to dispose or direct the disposition: 0

     J.   Third Avenue Vision Fund
          ------------------------

          (a)   Amount beneficially owned: 3,731 Common Shares.
          (b)   Percent of class: 0.1%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 3,731
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 3,731
                (iv)  Shared power to dispose or direct the disposition: 0

     K.   Third Avenue Management Separately Managed Accounts
          ---------------------------------------------------

          (a)   Amount beneficially owned: 19,825 Common Shares.
          (b)   Percent of class: 0.1%
          (c)   Number of Common Shares as to which TAM has:

                (i)   Sole power to vote or direct the vote: 19,825
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 19,825
                (iv)  Shared power to dispose or direct the disposition: 0

     (c) A list of the transactions in the Issuer's Common Shares that were effected by TAM during the past sixty days is attached as Schedule A hereto and is incorporated herein by reference. All of the transactions listed on Schedule A were effected in the open market.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ---------------------------------------------------------------------

     Except as otherwise set forth herein, TAM does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as an Exhibit
          ----------------------------------

The following documents are filed as exhibits:

Exhibit A: Letter to Paul VanWagenen, the President and Chief Executive Officer of the Issuer, from TAM dated January 29, 2007.

Schedule A: List of the transactions in the Issuer's Common Shares that were effected by TAM during the past sixty days.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Dated: January 29, 2007

                                           THIRD AVENUE MANAGEMENT LLC

                                           By: /s/ W.James Hall
                                           ---------------------------------
                                           Name:  W. James Hall
                                           Title: General Counsel

                                 Exhibit A

                  [Third Avenue Management LLC Letterhead]

January 29, 2007


Mr. Paul G. Van Wagenen
Chairman, President and Chief Executive Officer
Pogo Producing Company
5 Greenway Plaza, Suite 2700
Houston, TX 77046

Dear Mr. Van Wagenen:

Third Avenue Management LLC ("TAM"), on behalf of its advisory clients, currently owns 3.6 million common shares of Pogo Producing Company ("Pogo"), representing a 6.2% ownership interest. We have been Pogo shareholders for approximately three years. TAM's philosophy is to invest in strongly financed and well-managed companies, and we are typically long-term supportive shareholders. When we originally invested in Pogo, it met our stringent investment criteria. However, during the three years that we have been shareholders, we have become increasingly disappointed with Pogo's operating performance and with your performance as CEO.

Particularly disconcerting is the deterioration in the company's financial position. As the table below indicates, since 2003 net debt has increased by more than six times and net debt per mcfe of proved reserves has increased by more than five times. While we believe that the debt load is manageable, the apparent strategy of levering up during a period of historically high commodity prices is troubling.

In addition, the company's operations appear to have deteriorated markedly during the last three years. Production per share has dropped by more than 20%. On a unit of production basis, lease operating expense has increased by 178% and G&A has tripled. It is difficult to find a peer company whose operating costs have escalated as rapidly and to the high level that Pogo's have. Although some increase in operating costs would have been understandable, given industry-wide cost inflation and hurricane related costs and production delays, the magnitude of these increases is alarming.

This combination of higher debt, lower production, higher operating costs, and the underwhelming results from your recent acquisition of Northrock Resources appear to have driven the poor relative performance of Pogo's stock over the last three years. Since the end of 2003, Pogo's stock is down 1% while the S&P Midcap Oil and Gas Exploration and Production Index is up 78%. In May 2006, Moody's acknowledged the company's deterioration by downgrading Pogo's Corporate Family Rating to Ba3 from Ba2 citing "rising unsustainable reserve replacement costs, inconsistent production trends, and a sharp decline in organic reserve replacement."

It is readily apparent from the numbers contained in the chart below that Pogo is clearly in need of stronger leadership and a new strategic direction.

POGO PRODUCING COMPANY
OPERATING DATA(1)
                                                               YEAR TO
                                                            ---------------
                                                               DATE(2)
LEVERAGE                                              2003     ---- (2)
--------                                              ----
Net debt (millions)                                    309           2,111
Net debt per mcfe of proved reserves                 $0.18           $0.97
Net debt per share                                   $4.82          $36.39

OPERATING RESULTS
-----------------
Daily average production (boe per day)             115,713          83,237
Daily average production per share (3)               1,808           1,435
Lease operating expense (per mcfe)                   $0.49           $1.41
G&A (per mcfe)                                       $0.24           $0.72
Proved reserves (bcfe)(4)                            1,702           2,174
Reserves per share (mcfe)                               27              37
Diluted shares (millions)                               64              58

STOCK PERFORMANCE                               12/31/2003       1/26/2007
-----------------                               ----------       ---------
Pogo Producing Co.                                  $48.30          $47.77
S&P Midcap Oil & Gas E&P Index                      200.00          356.32

(1) Derived from public sources.
(2) September 30, 2006.
(3) Boe per day per million shares.
(4) Pro-forma 2005 reserves for the Latigo acquisition and GOM sale. Does not include any reserve additions or revisions in 2006.

Despite Pogo's poor performance over the past several years, your compensation has been rising. In 2005, you received an 11.8% increase in your base salary and your bonus grew by 25%. You also received a restricted stock award valued at approximately $2 million, up 55% compared to 2004. We believe that if Pogo's compensation structure were tied more closely to performance, these significant increases would not have occurred. These increases are even more concerning because they serve to increase the already overly generous termination provisions of your employment agreement, which provides, among other things, that in the event of a termination due to a change of control, you will receive lump sum payments of five years' salary and bonus plus an amount equal to four times the fair market value on the grant date of your most recent equity award.

We have no doubt that the value of Pogo and its business is substantial. To date, however, you have not been able to maximize shareholder value. It is clearly time for a change in direction. As a result, we are notifying you that we are actively considering the various alternative courses of action with respect to our investment as described in item 4 of our recent
Schedule 13D filing, which we may undertake alone or with others, in an attempt to generate a better return for TAM as well as for all of Pogo's shareholders.

Sincerely,

/s/ Curtis Jensen                                     /s/ Ian Lapey
-------------------                                   ---------------
Curtis Jensen                                         Ian Lapey
Portfolio Manager, Co-Chief Investment Officer        Portfolio Manager


                                               Schedule A
---------------------------------------------------------------------------------------------------------------------


                                                                                                            PRICE PER
                                                            NATURE OF TRADE    TRANSACTION    QUANTITY OF   SHARE OR
FUND                                                       (PURCHASE OR SELL)     DATE          SHARES       UNIT($)
---------------------------------------------------------------------------------------------------------------------
AIC Global Focus Corporate Class                             SELL               11/21/06          3000        51.24
AIC Global Focus Corporate Class                             SELL               12/01/06          3000        52.84
Third Ave Vision Fund LP                                     PURCHASE           12/18/06           100        49.28
OFI Single Select US Equity                                  PURCHASE           01/03/07          3000        47.34
Metlife Third Avenue Small-Cap Value Portfolio               PURCHASE           01/03/07         20000        46.49
Third Ave Vision fund LP                                     PURCHASE           01/03/07           200        46.58
Arlington Global Value Fund LP                               PURCHASE           01/04/07          1000        45.37
Third Ave Vision Fund LP                                     PURCHASE           01/04/07           400        45.55
Third Avenue Separately Management Account                   PURCHASE           01/04/07          1000        45.28
OFI Single Select US Equity                                  PURCHASE           01/09/07          1936        44.74
Metlife Third Avenue Small-Cap Value Portfolio               PURCHASE           01/09/07         19364        44.74
OFI Single Select US Equity                                  PURCHASE           01/10/07          4000        45.09
Arlington Global Value Fund LP                               PURCHASE           01/10/07          1500        45.14
Third Ave Vision Fund LP                                     PURCHASE           01/10/07           250        44.95
AIC Global Focus Trust                                       PURCHASE           01/11/07          7052        44.72
AIC Global Focus Corporate Class                             PURCHASE           01/11/07          2351        44.72
OFI Single Select US Equity                                  PURCHASE           01/11/07          1410        44.72
Aegon Transamerica Third Avenue Value Fund                   PURCHASE           01/11/07         11753        44.72
Metlife Third Avenue Small-Cap Value Portfolio               PURCHASE           01/11/07         11753        44.72
Touchstone Variable Series Trust Third Avenue Value Fund     PURCHASE           01/11/07          1410        44.72
Third Ave Vision Fund LP                                     PURCHASE           01/11/07           300        44.76
AIC Global Focus Trust                                       PURCHASE           01/16/07         15000        45.26
AIC Global Focus Corporate Class                             PURCHASE           01/16/07          5000        45.26
OFI Single Select US Equity                                  PURCHASE           01/16/07          3000        45.26
Aegon Transamerica Third Avenue Value Fund                   PURCHASE           01/16/07         25000        45.26
Metlife Third Avenue Small-Cap Value Portfolio               PURCHASE           01/16/07         25000        45.26
Touchstone Variable Series Trust Third Avenue Value Fund     PURCHASE           01/16/07          3000        45.26
Arlington Global Value Fund LP                               PURCHASE           01/17/07          4000        45.89
Third Avenue Separately Management Account                   PURCHASE           01/17/07          1000        45.81
Third Avenue Separately Management Account                   PURCHASE           01/17/07         1,000        45.90
Aegon Transamerica Third Avenue Value Fund                   PURCHASE           01/18/07         31346        45.54
Touchstone Variable Series Trust Third Avenue Value Fund     PURCHASE           01/18/07          3761        45.54
Metlife Third Avenue Small-Cap Value Portfolio               PURCHASE           01/18/07         31346        45.54
AIC Global Focus Trust                                       PURCHASE           01/18/07         18807        45.54
AIC Global Focus Corporate Class                             PURCHASE           01/18/07          6269        45.54
OFI Single Select US Equity                                  PURCHASE           01/18/07          3761        45.54

---------------------------------------------------------------------------------------------------------------------
